Exhibit 99.1

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,596,587.12
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

NOTICE OF AN EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON NOVEMBER 7, 2003

Sent by Mail

Ladies and Gentlemen,

You are cordially invited to attend the Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on November 7, 2003 at 10.30 a.m. at the registered office of the Company, with the following agenda :

1.	Reading of the supplemental report of the Board of Directors and of the supplemental report of the Statutory Auditor relating to the capital increase decided by the Board of Directors on October 2, 2003 upon authorization of the shareholders’ meeting dated July 31, 2003;

2.	Reading of the report of the Board of Directors and the special report of the statutory auditor; drafts of capital increases and authorizations to the Board of Directors in respect thereof, in order to regularize each of the decisions regarding capital share increases dated July 19, 2001, December 19, 2001, June 20, 2002, September 19, 2002 and February 18, 2003; cancellation of the preferential subscription right of shareholders, holders of warrants and all holders of any combined securities for the benefit of employees as indicated in article L. 443-5 of the Labor Code;

3.	Regularization, reiteration and confirmation of the abovementioned decisions;

4.	Issuance of 120,000 warrants (BSA), at a subscription price of 0.01 euro each, reserved to Messrs. Cesan, Dearstyne and Greco; reading of the report of the Board of Directors and the special report of the Statutory Auditor; canceling as a consequence the preemptive rights of the shareholders, the warrant holders and any holder of any combined security, to the subscription of these warrants (BSA); authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA);

5.	Issuance of 80,000 warrants (BSA), at a subscription price of 0.01 euro each, reserved to Messrs. Cesan, Dearstyne, Greco and Treilles; reading of the report of the Board of Directors and the special report of the Statutory Auditor; canceling as a consequence the preemptive rights of the shareholders, the warrant holders and any holder of any combined security, to the subscription of these warrants (BSA); authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA);

6.	Authorization to be granted to the Board in order to grant 1,000,000 stock options in favor of employees of the Company or of certain of them and in favor of the Chairman of the Board of Directors, the Managing Director and/or the Exectuive Managing Directors, if any; authorization to be granted to the Board to issue 1,000,000 shares and increase the share capital accordingly; delegations of powers to be granted to the Board accordingly;

7.	Proposal of share capital increase in favor of the employees as contemplated by article L. 443-5 of the Labor Code and authorizing the Board of Directors in respect thereto; reading of the report of the Board of Directors and the special report of the Statutory Auditor; canceling as a consequence the preemptive rights of the shareholders, the warrant holders and any holder of any combined security, for the benefit of the employees contemplated in article L. 443-5 of the Labor Code;

8.	Miscellaneous matters;

9.	Powers and proxies.

Please note that in the event that you are not able to attend the meeting, you may either grant a proxy to your spouse or to another shareholder, who will be attending the meeting, or vote by mail. You may also address a proxy to the Company without indicating any representative. In this latter case, please note that the Chairman of the meeting will thus (i) vote in favor of the resolutions approved by the Board of Directors and (ii) vote unfavorably for the other resolutions, which would have not been approved by the Board. If you wish to vote in another way, you shall give a proxy to a representative, who will agree to vote as you require.

Under no circumstances, will you be allowed to return to the Company a document including both instructions of vote by mail and by proxy.

The voting instructions will not be taken into account unless the above-mentioned document, duly filled out, reaches the Company at least three days before the Shareholders’ meeting.

THE BOARD OF DIRECTORS

IMPORTANT :

IF YOU EXPECT NOT TO BE PRESENT AT THE MEETING, YOU MAY COMPLETE AND PROMPTLY RETURN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION), WHICH IS ENCLOSED FOR YOUR CONVENIENCE.

PLEASE NOTE THAT ANY ABSTENTION EXPRESSED IN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION) OR RESULTING FROM THE ABSENCE OF INDICATION OF VOTE WILL BE DEEMED TO BE AN UNFAVORABLE VOTE TO THE PROPOSED RESOLUTION.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON NOVEMBER 7, 2003, SHAREHOLDERS WILL BE INVITED TO VOTE ON A MEETING WHICH WILL BE HELD ON NOVEMBER 14, 2003, ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .

Quorum required under French law

The required quorum for extraordinary resolutions is one third (33%) of the total outstanding shares with voting rights, upon first call of the shareholders’ meeting. If such quorum is not met, the Board of Directors will give a second notice of shareholders’ Meeting. At this second Meeting,which shall not take place earlier than six days after the first meeting, the required quorum is one fourth (25%) of the total outstanding shares with voting rights.

Enclosed documents:

•	Draft resolutions to be presented to the extraordinary shareholders’ meeting;

•	Report of the Board of Directors;

•	Summary statement of the Company’s situation during the last financial year;

•	Table of the Company’s results for the last five financial years;

•	Form of proxy and vote by mail;

•	Document and information request form.